ARF 3/14/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019934

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50156

SEC RECEIVED MAR 04 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J.P. Turner & Company LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3340 Peachtree Road, Suite 2300
(No. and Street)

Atlanta (City) GA (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William L. Mello (404) 479-8102
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio & Company, PC
(Name — *if individual, state last, first, middle name*)

3490 Piedmont Road, Suite 1212 Atlanta, GA 30305
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William L. Mello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Turner & Company LLC, as of December 31, 2001, 19______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

DIANNE PAPIERNIAK NOTARY EXPIRES GEORGIA MARCH 13, 2004 PUBLIC DEKALB COUNTY

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. P. TURNER & COMPANY, L.L.C.

FINANCIAL STATEMENTS
For the Years Ended
December 31, 2001 and 2000
With
Independent Auditor's Report

RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

INDEPENDENT AUDITOR'S REPORT

To the Members
of J.P. Turner & Company, L.L.C.

We have audited the accompanying statement of financial condition of J. P. Turner & Company, L.L.C. as of December 31, 2001 and 2000, and the related statements of operations, changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of J. P. Turner & Company, L.L.C. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements take as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 28, 2002
Atlanta, Georgia

Rubio & Company, P.C.

RUBIO & COMPANY, P.C.

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS

	2001	2000
Cash and cash equivalents	$ 363,247	$ 531,566
Receivable from clearing broker-dealer	2,799,390	1,083,266
Other receivables	47,234	-
Deposit with clearing broker-dealer	250,000	250,000
Advances to employees (Note B)	880,817	897,392
Advances to partners	98,439	33,382
Securities owned, at estimated fair value (Note G)	294,446	416,556
Property and equipment, at cost, less accumulated depreciation of $251,340 and $193,839	136,518	213,563
Prepaid expenses	27,647	27,647
Other	5,143	5,828
	$ 4,902,881	$ 3,459,200

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND MEMBERS' EQUITY

	2001	2000
Liabilities:		
Accounts payable	$ 240,928	$ 129,058
Accrued commissions	2,832,429	1,098,515
Securities sold, but not yet purchased, at market value (Note G)	165,746	45,310
Accrued litigation cost (Note H)	384,134	253,000
Other liabilities	7,207	14,840
Total Liabilities	3,630,444	1,540,723
Liabilities subordinated to claims of general creditors (Note J)	1,000,000	-
Members' Equity (Notes C and E):		
Class A preferred economic interests	300,000	300,000
Paid in capital	434,307	434,307
Retained earnings	1,280,595	2,500,300
Accumulated distributions	(1,742,465)	(1,316,130)
Total Members' Equity	272,437	1,918,477
	$ 4,902,881	$ 3,459,200

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions	$ 26,640,649	$ 34,001,911
Investment banking	558,445	1,877,303
Trading	830,424	972,917
Interest	17,148	18,646
	28,046,666	36,870,777
Expenses:		
Employee compensation and benefits	1,991,969	2,426,603
Investment banking, commissions and clearing costs	21,144,347	29,166,676
Communications	1,581,973	1,282,996
Occupancy (Note D)	437,987	406,705
Management fees (Note F)	219,500	215,000
Interest	30,287	19,068
Other	3,860,308	3,016,627
	29,266,371	36,533,675
Net income (loss)	$ (1,219,705)	$ 337,102

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For Years Ended December 31, 2001 and 2000

	Class A Preferred Economic Interests	Members' Equity	Accumulated Distributions	Retained Earnings (Deficit)
Balance, December 31, 1999	$ 300,000	$ 434,307	$ (849,342)	$ 2,163,198
Distribution to members			(424,788)	
Distributions to Class A preferred economic interests			(42,000)	
Net Income				337,102
Balance, December 31, 2000	300,000	434,307	(1,316,130)	2,500,300
Distributions to members			(384,335)	
Distributions to Class A preferred economic interests			(42,000)	
Net loss				(1,219,705)
Balance, December 31, 2001	$ 300,000	$ 434,307	$(1,742,465)	$ 1,280,595

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2002
Cash flow from operating activities:		
Net income	$ (1,219,705)	$ 337,102
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	80,152	72,335
Changes in assets and liabilities:		
(Increase) decrease in:		
Receivables	(1,716,124)	2,841,220
Securities owned	122,110	768,518
Advances to employees	16,575	(508,572)
Other	(46,549)	(4,800)
Increase (decrease) in:		
Accounts payable	111,870	18,413
Accrued commissions	1,733,914	(2,169,686)
Litigation accrual	131,134	(126,587)
Other liabilities	(7,633)	(5,147)
Securities sold, not yet purchased	120,436	(289,126)
Net cash provided by operating activities	(673,820)	933,670
Cash flow from investing activities:		
Purchase of property and equipment	(3,106)	(57,159)
Net cash used by investing activities	(3,106)	(57,159)
Cash flow from financing activities:		
Advances to members	(65,057)	(33,382)
Borrowing/repayment of subordinated notes	1,000,000	(500,000)
Distributions to members	(384,366)	(424,788)
Distributions to Class A preferred interests	(42,000)	(42,000)
Net cash provided (used) by financing activities	508,607	(1,000,170)
Net decrease in cash	(168,319)	(123,659)

J. P. TURNER & COMPANY, L.L.C.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash at beginning of year	$ 531,566	$ 655,225
Cash at end of year	$ 363,247	$ 531,566

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2001	2000
Interest paid	$ 30,287	$ 19,068

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE A--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: J. P. Turner & Company, L.L.C. was organized as a Limited Liability Company on April 11, 1997 and began business as an independent registered broker-dealer on August 13, 1997. The Company is a member of the National Association of Securities Dealers ("NASD"). The Company's activities have primarily been in the area of providing investment banking and securities brokerage services to the public.

Depreciation: Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes: The Company is a Limited Liability Company that has elected to be taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owners and no liability for income taxes is reflected in the accompanying financial statements.

Securities Transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Consideration of Credit Risk: The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

NOTE A—(CONTINUED

Investment Banking: Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities and debt offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE B--ADVANCES TO EMPLOYEES

At December 31, 2001 and 2000, approximately $575,000 and $712,000, respectively, of the advances to employees are supported by non-interest bearing notes receivable which are to be forgiven by the Company as compensation if the employees meet certain performance criteria or are employed at certain dates in the future. These balances are charged to compensation during the term of employment.

NOTE C--CLASS A PREFERRED ECONOMIC INTEREST

The Class A Preferred Economic Interest holders are entitled to a priority distribution from Company profits equal to an annualized return of 14% on capital contributed. The priority distribution is payable quarterly and is cumulative.

NOTE D--LEASES

The Company leases its office facilities under operating leases. Operating lease expense for 2001 and 2000 was approximately $373,000 and $359,000, respectively.

At December 31, 2001, the future minimum lease payments under office facilities leases are as follows:

2002	$ 374,000
2003	374,000
2004	124,000
Total	$ 872,000

NOTE E--NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had a net capital of $59,208, which was $180,500 deficient of its required net capital of $231,095. The net capital deficit was cured on February 28, 2002 when cash and marketable securities totaling approximately $304,000 were contributed to capital by the members.

NOTE F--RELATED PARTIES

The Company has a management agreement with J. P. Turner Management Company, a company owned by the members. Management fees for 2001 and 2000, which are discretionary, were approximately $220,000 and $215,000, respectively. J. P. Turner Management Company ("JPTMC") provides the Company with the use of certain office equipment which is leased by JPTMC. JPTMC's sole source of revenues is management fees from the Company; therefore, it is unlikely that management fees will be less than JPTMC's equipment lease commitments which will total approximately $153,000 for 2002.

During 1997, the members formed J.P. Turner, L.P., a limited partnership in which the members of the Company are both the general and limited partners. During 2001 and 2000, the Company transferred certain warrants which were received by the Company for investment banking services to J.P. Turner, L.P. Management believes that the fair value of the warrants was nominal at the date of transfer.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if the aforementioned related party transactions had not occurred.

NOTE G--SECURITIES OWNED AND SHORT POSITIONS

Securities owned and sold, which are stated at fair value, consist of trading account securities related to the Company's market making activities. The trading securities at December 31, 2001 and 2000 are the following:

	2001	2000
Common stock	$ 254,943	$ 390,439
Warrants	39,503	26,117
	$ 294,446	$ 416,556

NOTE G--SECURITIES OWNED AND SHORT POSITIONS (CONTINUED)

Common stock sold, but not yet purchased	$ 165,343	$ 43,879
Warrants sold, but not yet purchased	403	1,031
Options sold, but not yet purchased	-	400
	$ 165,746	$ 45,310

NOTE H--CONTINGENCIES

The Company is engaged in various litigation as defendant incurred in the normal course of business. At December 31, 2001 and 2000, the Company accrued approximately $384,000 and $253,000, respectively, for the expected cost to settle litigation and arbitration in progress.

NOTE I--RETIREMENT PLAN

Effective December 31, 1998, the Company adopted a profit sharing plan with a 401(k) feature covering substantially all employees. Contributions by the Company are at the discretion of the members. No contributions were authorized for 2001 and 2000.

NOTE J--LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement consists of an unsecured loan from the Company's clearing broker-dealer. The loan bears interest at the prime rate and matures December 31, 2003. The note is available in computing net capital under the Securities and Exchange Commissions's net capital rule (Notes E and F).

NOTE K – OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transaction for its account and accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

J. P. TURNER & COMPANY, L.L.C.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2001

The accompanying schedules are prepared, as applicable, in accordance with the requirements and general format of FOCUS Form X-17A-5.

J. P. TURNER & COMPANY, L.L.C.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2001

Net Capital	
Total members equity qualified for net capital	$ 272,437
Subordinated debt	1,000,000
Deduction for non-allowable assets:	
Advances to employees and partners	(979,256)
Property and equipment	(136,518)
Prepaid expenses	(27,647)
Other	(5,143)
Net Capital, before haircuts	123,873
Less haircuts	(73,278)
Net Capital	$ 50,595
Computation of Basic Net Capital Requirement:	
Minimum net capital required at 6.67% of aggregate indebtedness	$ 231,095
Net capital deficit	$ (180,500)
Aggregate Indebtedness:	
Total liabilities, less securities sold not yet purchased (at market value)	$ 3,464,698
Ratio of aggregate indebtedness to net capital	-

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934
(CONTINUED)

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL (INCLUDED IN PART IIA OF FORM X-17-A-5 AS OF DECEMBER 31, 2001)

Net capital, as reported in Part IIA of Form X-17a-5	$ 935,448
Audit adjustments:	
Increase in accrued commissions payable	(616,193)
Increase in accounts payable	(48,275)
Increase in accrued customer claims	(330,000)
Change in haircuts	(15,291)
Changes to outstanding checks	148,265
Other, net	(23,359)
Net capital, as reported in the accompanying schedule	$ 50,595

J. P. TURNER & COMPANY, L.L.C.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

Note - The Company is exempt under Section (k)(2)(ii) as a Broker-Dealer which does not carry customer accounts.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

Note - The Company is exempt as a Broker/Dealer which does not carry customer accounts.

J. P. TURNER & COMPANY, L.L.C.

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

Balance, January 1, 2001	$ -
Proceeds from issuance of subordinated loan	1,000,000
Repayment during year	-
Balance, December 31, 2001	$ 1,000,000

RR RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

To the Members
J. P. Turner & Company, L.L.C.

In planning and performing our audit of the financial statements of J. P. Turner & Company, L.L.C. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by J. P. Turner & Company, L.L.C., Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not study the practices and procedures related to the following: (1) in making quarterly securities examinations, counts, verifications, and comparisons, (2) the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board for Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Atlanta, Georgia
February 28, 2002

Rubio & Company, P.C.

RUBIO & COMPANY, P.C.